FORM 6-K

03010600

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2003 Commission file number 1-12260

P.E. 2/3/03

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No.600
Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
01210 Mexico, D.F.
Mexico
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR : **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1OF JANUARY** **TO** **31 OF** **DICIEMBRE** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. HECTOR TREVIÑO GUTIERREZ
CHIEF FINANCIAL OFFICER

C.P. RAMON GARCIA ALEGRE
CHIEF ADMINISTRATIVE OFFICER

MEXICO, D.F., AT FEBRUARY 19 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** Quarter: **4** Year: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	
1	**TOTAL ASSETS**	**16,172,544**	**100**	**14,260,418**	**100**
2	**CURRENT ASSETS**	**7,990,608**	**49**	**6,071,350**	**43**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,171,393	38	4,523,064	32
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	558,116	3	613,424	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	202,414	1	327,669	2
6	INVENTORIES	746,786	5	576,526	4
7	OTHER CURRENT ASSETS	311,899	2	30,667	0
8	**LONG-TERM**	**115,941**	**1**	**128,035**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	115,941	1	128,035	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**6,969,106**	**43**	**6,637,714**	**47**
13	PROPERTY	771,104	5	757,172	5
14	MAC HINERY AND INDUSTRIAL EQUIPMENT	8,950,107	55	8,212,554	58
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,112,760	19	2,637,532	18
17	CONSTRUCTION IN PROGRESS	360,655	2	305,520	2
18	**DEFERRED ASSETS (NET)**	**1,096,889**	**7**	**1,423,319**	**10**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**7,048,666**	**100**	**6,580,413**	
21	**CURRENT LIABILITIES**	**2,539,198**	**36**	**2,427,230**	**37**
22	SUPPLIERS	1,586,225	23	1,511,244	23
23	BANK LOANS	81,194	1	80,349	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	195,918	3	361,280	5
26	OTHER CURRENT LIABILITIES	675,861	10	474,357	7
27	**LONG-TERM LIABILITIES**	**3,169,810**	**45**	**2,949,390**	**45**
28	BANK LOANS	3,169,810	45	2,949,390	45
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**787,386**	**11**	**670,278**	**10**
32	**OTHER LIABILITIES**	**552,272**	**8**	**533,515**	**8**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**9,123,878**	**100**	**7,680,005**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**9,123,878**	**100**	**7,680,005**	**100**
36	**CONTRIBUTED CAPITAL**	**4,036,690**	**44**	**4,036,690**	**53**
37	PAI D-IN CAPITAL STOCK (NOMINAL)	633,250	7	633,250	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,736,310	19	1,736,310	23
39	PREMIUM ON SALES OF SHARES	1,667,130	18	1,667,130	22
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,087,188**	**56**	**3,643,315**	**47**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,259,422	69	5,399,786	70
43	REPURCHASE FUND OF SHARES	400,000	4	400,000	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(4,136,452)	(45)	(4,358,810)	(57)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**

Quarter: **4** Year: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

45	NET INCOME FOR THE YEAR	2,564,218	28	2,202,339	29

19/02/2003 11:17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**6,171,393**	**100**	**4,523,064**	**100**
46	CASH	135,006	2	186,028	4
47	SHORT-TERM INVESTMENTS	6,036,387	98	4,337,036	96
18	**DEFERRED ASSETS (NET)**	**1,096,889**	**100**	**1,423,319**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	838,430	76	527,335	37
49	GOODWILL	258,459	24	895,984	63
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,539,198**	**100**	**2,427,230**	**100**
52	FOREING CURRENCY LIABILITIES	289,115	11	73,526	3
53	MEXICAN PESOS LIABILITIES	2,250,083	89	2,353,704	97
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**675,861**	**100**	**474,357**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	675,861	100	474,357	100
27	**LONG-TERM LIABILITIES**	**3,169,810**	**100**	**2,949,390**	
59	FOREING CURRENCY LIABILITIES	3,169,810	100	2,949,390	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**787,386**	**100**	**670,278**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	787,386	100	670,278	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**552,272**	**100**	**533,515**	
68	RESERVES	184,113	33	173,751	33
69	OTHERS LIABILITIES	368,159	67	359,764	67
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(4,136,452)**	**100**	**(4,358,810)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,136,452)	(100)	(4,358,810)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

19/02/2003 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL Amount
72	WORKING CAPITAL	5,451,410	3,644,120
73	PENSIONS FUND AND SENIORITY PREMIUMS	184,113	173,751
74	EXECUTIVES (*)	201	154
75	EMPLOYERS (*)	5,286	5,350
76	WORKERS (*)	8,970	9,038
77	CIRCULATION SHARES (*)	1,425,000,000	1,425,000,000
78	REPURCHASED SHARES (*)	0	0

19/02/2003 11:18

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR : **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**17,620,018**		100 **16,729,473**	
2	COST OF SALES	8,130,063	46	7,737,834	46
3	**GROSS INCOME**	**9,489,955**	**54**	**8,991,639**	**54**
4	OPERATING EXPENSES	5,049,788	29	5,118,738	31
5	**OPERATING INCOME**	**4,440,167**	**25**	**3,872,901**	**23**
6	TOTAL FINANCING COST	(501,188)	(3)	143,221	1
7	**INCOME AFTER FINANCING COST**	**4,941,355**	**28**	**3,729,680**	**22**
8	OTHER FINANCIAL OPERATIONS	534,274	3	37,312	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,407,081**	**25**	**3,692,368**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,842,863	10	1,461,057	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,564,218**	**15**	**2,231,311**	**13**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**2,564,218**	**15**	**2,231,311**	**13**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,564,218**	**15**	**2,231,311**	**13**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHAN GES IN ACCOUNTING PRINCIPLES	0	0	28,972	0
18	**NET CONSOLIDATED INCOME**	**2,564,218**	**15**	**2,202,339**	**13**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,564,218**	**15**	**2,202,339**	**13**

19/02/2003 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**17,620,018**	**100**	**16,729,473**	**100**
21	DOMESTIC	16,198,490	92	15,180,604	91
22	FOREIGN	1,421,528	8	1,548,869	9
23	TRAN SLATED INTO DOLLARS (***)	458,031	3	499,062	3
6	**TOTAL FINANCING COST**	**(501,188)**	**100**	**143,221**	**100**
24	INTEREST PAID	334,124	67	329,762	230
25	EXCHAN GELOSSES	0	0	0	0
26	INTEREST EARNED	252,587	50	273,807	191
27	EXCHAN GEPROFITS	197,195	39	(6,300)	(4)
28	GAIN DUE TO MONETARY POSITION	(385,530)	(77)	80,966	57
8	**OTHER FINANCIAL OPERATIONS**	**534,274**	**100**	**37,312**	**100**
29	OTHER NET EXPENSES (INCOME) NET	534,274	100	37,312	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,842,863**	**100**	**1,461,057**	**100**
32	INCOME TAX	1,627,036	88	1,306,117	89
33	DEFERED INCOME TAX	84,520	5	25,073	2
34	WORKERS' PROFIT SHARING	131,307	7	129,867	9
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

19/02/2003 11:19

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	17,491,545	16,612,302
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	17,620,018	16,729,473
39	OPERATION INCOME (**)	4,440,167	3,872,901
40	NET INCOME OF MAYORITY INTEREST(**)	2,564,218	2,202,339
41	NET CONSOLIDATED INCOME (**)	2,564,218	2,202,339

19/02/2003 29/01/1999 11:19

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUAR TER: **4** YEAR : **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,564,218**	**2,202,339**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,440,085	1,040,869
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,004,303**	**3,243,208**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(202,634)	66,397
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,801,669**	**3,309,605**
6	CASH FLOW FROM EXTERNAL FINANCING	(227,463)	567,715
7	CASH FLOW FROM INTERNAL FINANCING	(584,978)	(318,781)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(812,441)**	**248,934**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,340,897)**	**(826,158)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,648,331	2,732,381
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,523,062	1,790,683
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,171,393	4,523,064

19/02/2003 11:19

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,440,085**	**1,040,869**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	960,067	695,266
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	480,018	345,603
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(202,634)**	**66,397**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	180,557	(188,685)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(213,110)	(147,599)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(568,283)	14,731
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	75,007	266,601
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	323,195	121,349
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(227,463)**	**567,715**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(470,115)	695,116
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	6,644	143,039
27	(-) BANK FINANCING AMORTIZATION	236,008	(270,440)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(584,978)**	**(318,781)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(584,978)	(318,781)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,340,897)**	**(826,158)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMAN ENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(865,951)	(600,463)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(474,946)	(225,695)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	14.55 %	13.16 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	28.10 %	28.68 %
3	NET INCOME TO TOTAL ASSETS (**)	15.86 %	15.44 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	26.56 %	0.14 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.03 %	(3.68) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	[illegible]	[illegible]
7	NET SALES TO FIXED ASSETS (**)	2.53 times	2.52 times
8	INVENTORIES ROTATION (**)	10.89 times	13.42 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	[illegible]	[illegible]
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.28 %	10.88 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	43.58 %	46.14
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	[illegible]	[illegible]
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.07 %	45.94 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.48 %	44.43 %
15	OPERATING INCOME TO INTEREST PAID	[illegible]	[illegible]
16	NET SALES TO TOTAL LIABILITIES (**)	2.50 times	2.54 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	[illegible]	[illegible]
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.85 times	2.26 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	[illegible]	[illegible]
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	243.04 %	186.35 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	22.73 %	19.39 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.15) %	0.40 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	11.38 times	10.04 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	28.00 %	228.06 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	72.00 %	(128.06) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	64.58 %	72.68

19/02/2003 11:19

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.80		$ 1.55	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
8	CARRYING VALUE PER SHARE	$ 6.40		$ 5.39	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.41		$ 0.22	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares		shares
11	MARKET PRICE TO CARRYING VALUE	3.12	times	3.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.11	times	17.71	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times		times

19/02/2003 11:19

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORTER

COCA-COLA FEMSA Announces 14.6%
Operating Profit Growth for 2002

FULL-YEAR 2002

Ø Consolidated unit case volume increased by 2.1% as a result of the 4.3% volume growth in the Mexican operations, which offset the 11% decline in the Argentine territories.
Ø Consolidated operating income increased by 14.6% to Ps. 4,440.0 million, reaching a consolidated operating margin of 25.2%, an increase of 3.5 percentage points as compared to 2001. This improvement mainly resulted from the 15.5% operating income increase in the Mexican territories.
Ø Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA") increased by 9.6% over 2001, reaching Ps. 5,415.2 million.
Ø Excluding one-time non-cash impairment charges registered during third quarter of 2002, consolidated net income grew by 34.7% to Ps. 2,965.9 million, resulting in earnings per share ("EPS") of Ps. 2.081 (U.S.$1.99 per ADR).

FOURTH-QUARTER 2002

Ø Consolidated unit case volume increased by 4.9% as a result of 5.5% and 3.0% increases in sales volume in the Mexican and Buenos Aires operations, respectively.
Ø Consolidated operating income increased by 12.5% to Ps. 1,172.3 million, reaching a consolidated operating margin of 26.0%, an increase of 1.8 percentage points as compared to the fourth quarter of 2001, mainly supported by an operating income increase of 12.4% in Mexico and positive operating income of A$8.5 million in Buenos Aires.
Ø Consolidated EBITDA increased by 6.5% over the fourth quarter of 2001, reaching Ps. 1,383.8 million.
Ø Consolidated majority net income increased by 7.3% to Ps.738.5 million, resulting in an EPS of Ps.0.518 (US$0.496 per ADR).

Mexico City (February 19, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2002.

"Thanks to our superior portfolio of existing and new Coca-Cola trademark beverages, our revenue management and packaging strategies, our effective marketplace execution, and our operating flexibility, our company's Mexican beverage sales volume eclipsed 500 million unit cases for the first time in our history. Moreover, we increased our company's presence and preserved our profitability in Argentina, despite the tough economic environment", stated Carlos Salazar, Chief Executive Officer of the Company.

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
JUDGED INFORMATION Final Printing

CONSOLIDATED RESULTS

During 2002, our consolidated volume totaled 620.3 million unit cases (MUC), a 2.1% improvement over 2001. Volume growth of 4.2% (excluding powdered products) in our Mexican operations offset the 11.0% decrease in sales volume in Argentina. Full-year 2002 consolidated operating income increased by 14.6% over 2001.

Consolidated EBITDA grew by 9.6%, reaching Ps. 5,415.2 million for the full year of 2002 as compared to 2001. EBITDA margin increased slightly to 30.7%, as compared to 30.2% in 2001. This increase occurred mainly as a result of the greater absorption of fixed costs generated by the volume growth during the year, the price increases implemented during the first quarter of 2002 in the Valley of Mexico and the 67% weighted average price increase implemented in Buenos Aires during the full year.

The integral cost of financing shifted from a loss of Ps. 143.3 million in 2001 to a gain of Ps. 501.2 million in 2002 due to two main factors. First, the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, generated a foreign exchange gain that offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires ("KOFBA"). Second, the gain on monetary position, which amounted to Ps. 385.5 million, mainly generated by the inflation rate for the year 2002, as applied to our net monetary position in Mexico and Argentina.

Since July 2002, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current exchange rate volatility and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Audit Committee of our Board of Directors supported this determination.

Other expenses increased significantly, from Ps. 37.3 million in 2001 to Ps. 534.3 million in 2002, as a result of Ps. 401.8 million in goodwill impairment recognized during the third quarter of 2002.

Income tax, tax on assets and employee profit sharing increased from Ps. 1,461.1 million in 2001 to Ps. 1,842.9 million in 2002. The Company´s consolidated effective income tax, tax on assets and employee profit sharing rate, excluding the one-time non-cash impairment charge, decreased from 39.6% in 2001 to 38.3% in 2002.

Excluding one-time non-cash impairment charges, consolidated net income increased by 34.7% to Ps. 2,965.9 million for full-year 2002, resulting in EPS of Ps. 2.081 (U.S.$1.99 per ADR) in 2002. Including these one-time non-cash impairment charges, consolidated net income increased by 16.4% to Ps. 2,564.0 million, resulting in EPS of Ps. 1.80 (U.S.$ 0.17 per ADR).

BALANCE SHEET

On December 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 6,171 million (U.S.$590.02 million) and total bank debt of Ps. 3,179 million (U.S.$303.9 million). As compared to December 31, 2001, this represents a Ps. 1,648 million (U.S.$157.6 million) increase in cash and cash equivalents.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 16,198.5 million for 2002 and Ps. 4,066.2 million for the fourth quarter of 2002, an increase of 6.7% and 4.7%, respectively. Excluding powdered products, sales volume for the year reached 498.4 million unit cases, a 4.3% improvement over 2001. Fourth-quarter 2002 sales volume reached 129.1 MUC, an increase of 5.5% over fourth-quarter 2001.

The following chart sets forth sales volume and average unit price per case for the year 2002, as well as percentage growth over the year 2001 in our Mexican territories.

	Excluding Kin light		Including Kin light	
	Total	% Growth	Total	% Growth
Sales Volume (MUC)	498.4	4.3	504.7	5.6
Avg. Unit Price	Ps. 32.37	2.3	Ps. 31.97	1.1

During 2002, we promoted our Kin light powdered beverage brand in order to examine better this category's potential and to evaluate consumption patterns and price strategies. The volume of Kin light sold during the fourth quarter of 2002 was insignificant.

The 5.6% sales volume growth during 2002, including Kin light, in the Mexican territories was mainly the result of (i) the solid performance of Mundet, (ii) the 23.9 million unit cases sales volume reached by Ciel still and mineral water, an increase of 27.4% as compared to 2002, (iii) the launch of new products, such as Beat, Mickey Adventures and Nestea, and (iv) the continuous effort to increase the market presence of the rest of the Coca-Cola trademark beverages.

Gross Profit

Gross profit improved by 8.4% and 1.5% for full-year and fourth-quarter 2002, respectively. Consolidated cost of sales, as a percentage of net sales, decreased by 0.9 percentage points during 2002, due to the higher absorption of fixed costs.

Income from Operations

As a percentage of total sales, selling and administrative expenses decreased for both the full year and the fourth quarter of 2002 by 1.2 and 3.6 percentage points, respectively, as compared to 2001, reflecting an improvement in operations and the fact that administrative expenses remained flat as compared to 2001.

The combination of improved sales volume, lower cost of sales per unit case, and lower selling expenses, resulted in operating profit increases of 15.5% in 2002 and 12.4% in the fourth quarter of 2002, reaching an operating margin of 27.3% and 25.2% for full-year 2002 and fourth-quarter 2002, respectively.

EBITDA totaled Ps. 5,182.8 million (U.S.$495.5 million), a 10.3% increase over 2001. EBITDA margin rose from 30.4% in 2001 to 32.0% for full-year 2002. Fourth quarter 2002 EBITDA equaled Ps. 1,306.7 million (U.S.$124.9 million), an increase of 6.0% as compared to the same period of 2001.

ARGENTINE OPERATING RESULTS

Revenues

In 2002, total sales volume in our Buenos Aires territory decreased by 11% as compared to 2001. Despite the economic uncertainty in that region and our 15% sales volume decline during the first nine months of 2002. The successful introduction of our new 1.25 lt. glass returnable packaging for Coca-Cola, Sprite and Fanta drove our 3.0% volume growth during the fourth quarter of 2002 as compared to the same period in 2001.

Average real price per unit case in Argentine pesos increased by 2.1% during 2002 and by 4.1% for the fourth quarter of 2002, as a result of price increases implemented during the year that offset the effect of inflation and the lower prices per unit case generated by the shift to returnable packages. Although our sales volume declined by 11.0% during 2002, our net sales decreased by only 8.2% as a result of the price improvement.

Gross Profit

Gross Profit decreased by 28.6% and 8.4% for both the full year and the fourth quarter of 2002, respectively. These reductions were mainly due to lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos related to our foreign currency denominated assets.

Income from Operations

In Argentina, selling expenses decreased by 25.8% and 5.3% for the full year and the fourth quarter of 2002, respectively. As a percentage of net sales, for full-year and the fourth quarter 2002, selling expenses declined by 5.8 and 3.0 percentage points, as a result of lower marketing expenses, and headcount optimization combined with adjustments in salaries.

Administrative expenses in Argentina increased by 17.6% and 42.4% for the full year and fourth quarter of 2002, respectively, as a result of a higher depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

Despite the adverse economic environment in Argentina and as a result of a well designed commercial strategy and cost optimization efforts, we achieved a positive operating profit of A$13.1 million during 2002, and A$8.5 for the fourth quarter of 2002. Full-year and fourth-quarter 2002 EBITDA totaled A$74.9 million and A$24.8 million, respectively, reaching a 17.1% margin for 2002, an increase of 1.0 percentage point as compared to 2001.

ARGENTINA GOODWILL IMPAIRMENT

Due to the uncertainty and the instability of the economic environment in Argentina during the third quarter of 2002, we wrote down A$129.5 million (U.S.$38.4 million) related to the goodwill generated by the acquisition of the territories served by KOFBA, our wholly owned subsidiary, as a one-time non-cash extraordinary event in our consolidated income statement. This non-cash impairment charge was recorded as a non-cash extraordinary event in our consolidated income statement.

Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary (A$288.6 million, U.S.$85.6 million) is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of December 31, 2002, amounted to A$49.0 million.

RECENT DEVELOPMENTS

? On December 23, 2002, we entered into an agreement to acquire Panamerican Beverages, Inc (NYSE: PB). The acquisition is expected to close during the second quarter of 2003, subject to the satisfaction or waiver of certain conditions.

? During the first months of 2003, we launched the following new products/packages in our Mexican territories:

§ 2.5 lt. PET returnable presentation for brand Coca-Cola, in order to increase per capita consumption and to reinforce the price point of this core multi-serving presentation, offering our consumers a more affordable and convenient beverage experience.
§ 1.75 lt. non-returnable PET multi-flavor presentation for Fanta (Tamarindo, Mandarine, Peach and Strawberry), in order to capture a greater market presence within the Bodegas supermarket flavor segment.
§ Consistent with the integrated water strategy that we developed in conjunction with The Coca-Cola Co., we launched Ciel still water in a 1.0 lt. non-returnable PET presentation with a sport cap for sports venues and a 12 oz. non-returnable PET presentation targeting restaurants.

? Following the Comisión Federal de Competencia, Mexican Federal Antitrust Commission's ("MFAC") finding against the Company in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. Due to the unfavorable outcome of this legal procedure, we filed another appeal, which is currently taking place before the Mexican Federal Court and are awaiting the decision. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results

CHANGE OF GUIDANCE PRACTICE

After a careful review and analysis we will discontinue our practice of providing guidance with respect to operating income and volume growth. We believe that establishing such short-term guidance will prevent a more meaningful focus on the strategic initiatives that we are undertaking to expand our business and grow over the long term. We are quite comfortable measuring our progress as we achieve it.

This decision will not affect our continued commitment to remain at the forefront of corporate disclosure, a policy that has always distinguished us in our industry.

CONFERENCE CALL INFORMATION

Our Fourth-Quarter 2002 Conference Call will be held on: Wednesday, February 19, 2003, 9:30 A.M. Eastern Time (8:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-299-9086, International: 617-786-2903.

If you are unable to participate live, an instant replay of the conference

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

call will be available through March 3, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International: 617-801-6888, Passcode: 15550813.

Significant Accounting Policies

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

Recognition of the Effects of Inflation .
The recognition of the effects of inflation in the financial information consists of:

· Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

· Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").

· Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.

· Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest period-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information for the Mexican subsidiaries for prior periods was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the period-end exchange rate of the Mexican peso.

Accordingly, the amounts are comparable with each other and with the preceding periods since all are expressed in the purchasing power of the respective currencies as of the end of the latest periods presented.

Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.

Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale.

Advances to Suppliers:
The balances are adjusted by applying NCPI inflation factors, considering their average age, and are included in the inventory account.

Prepaid Expenses:
These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and applied in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

Property, Plant and Equipment:
These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases, are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then

translated at the period-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of property, plant and equipment are as follows:

	2002
Building and construction	2.4
Machinery and equipment	4.8
Distribution equipment	6.7
Other equipment	14.2

Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

Deferred Charges:
Represent payments whose benefits will be received in future year. These consist principally of:

· Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.
· Agreements with customers for the right to sell and promote the Company's

products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.
· Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

Goodwill:
Represents the difference between the price paid over the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin and if so, using the period-end exchange rate.

Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses.

In addition, The Coca-Cola Company made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. Deferred Chargers" net of participation of the Coca-Cola Company.

Labor Liabilities:
Labor liabilities include obligations for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary, and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the period is charged to expense in the income statement.

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net.

Revenues Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

Income Tax, Tax on Assets and Employee Profit Sharing:
Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the period and the bases for employee profit sharing, that are expected to generate a benefit or liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Likewise, it is classified as long-term liability, regardless certain temporary differences are expected to reverse in the short-term.

The deferred tax provision for the period to be included in the results of operations is determined by comparing the deferred tax balance at end of the period to the balance at the beginning of the period, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest.

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is the 60% of the stockholders' participation.

Integral Cost of Financing:
The integral cost of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the period-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries.

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies.

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the period-end exchange rate.

Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the period the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract. Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the period. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principles.

Cumulative Result of Holding Non-monetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	)WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PROPIMEX S.A. DE C.V.	BOTTLING AND DISTRIBUTION	62,469,249	99.99	383,414	918,982
3 ADMINISTRACION Y ASESORIA INTEGRAL S.A.DE C.V.	ADMINISTRATIVE SERVICES	55,847	99.99	77,761	7,291
4 INMUEBLES DEL GOLFO S.A. DE C.V.	BOTTLING AND DISTRIBUTION	5,570,863	99.99	398,793	685,662
5 REFRESCOS Y AGUAS MINERALES S.A. DE C.V.	ADMINISTRATIVE SERVICES	8,734,500	99.99	7,268	83,493
6 COCA-COLA FEMSA DE BUENOS AIRES S.A. DE C.V.	BOTTLING AND DISTRIBUTION	52,694,342	100.00	355,892	2,122,334
7 ELIMINACION DE ACCIONES		1	0.00	(1,203,128)	(3,817,762)
TOTAL INVESTMENT IN SUBSIDIARIES				**20,000**	**0**
ASSOCIATEDS					
1 INDUSTRIA EMBASADORA DE QUERETARO S.A. DE C.V.	BOTTLING	98,232	19.60	11,082	67,643
2 CICAN	BOTTLING	9,620	48.10	36,154	46,417
3 OTRAS		1	0.00	1,695	1,881
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**48,931**	**115,941**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**115,941**

NOTES

19/02/2003 11:20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,212,341	152,790	1,059,551	1,257,070	286,150	2,030,471
MACHINERY	2,673,394	720,462	1,952,932	1,852,764	771,523	3,034,173
TRANSPORT EQUIPMENT	655,898	246,059	409,839	625,788	437,412	598,215
OFFICE EQUIPMENT	45,245	17,813	27,432	28,001	15,759	39,674
COMPUTER EQUIPMENT	172,328	107,359	64,969	140,516	110,741	94,744
OTHER	128,644	103,419	25,225	89,040	74,195	40,070
DEPRECIABLES TOTAL	**4,887,850**	**1,347,902**	**3,539,948**	**3,993,179**	**1,695,780**	**5,837,347**
NOT DEPRECIATION ASSETS						
GROUNDS	285,211	0	285,211	485,893	0	771,104
CONSTRUCTIONS IN PROCESS	354,338	0	354,338	6,317	0	360,655
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**639,549**	**0**	**639,549**	**492,210**	**0**	**1,131,759**
TOTAL	**5,527,399**	**1,347,902**	**4,179,497**	**4,485,389**	**1,695,780**	**6,969,106**

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SINDICATED/VARIOUS	18/08/2004	9.40	0	0	0	0	0	0	0	0	0	0	1,045,900	0	0	0
SINDICATED/VARIOUS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	0	2,091,800	0
RABOBANK/VARIOUS B.A	24/09/2004		0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANQUE PARIBAS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOUS/INTERESTS			0	0	0	0	0	0	0	0	0	74,147	2,248	0	0	0
GE CAPITAL LEASING, S.A. DE	02/01/2008	9.44	0	0	0	0	0	0	0	0	0	7,047	7,047	7,047	7,047	8,721
COMERICA BANK	03/01/2003		0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**81,194**	**1,055,195**	**7,047**	**2,098,847**	**8,721**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CONCENTRATE			288,711	0	0	0	0	0	0	0	0	23,619	0	0	0	0
SUGAR			201,836	0	0	0	0	0	0	0	0	0	0	0	0	0
FRUCTOSE			0	0	0	0	0	0	0	0	0	3,354	0	0	0	0
BOTTLE			43,607	0	0	0	0	0	0	0	0	2,981	0	0	0	0
PETALOIDE			288,030	0	0	0	0	0	0	0	0	16,195	0	0	0	0
PACKAGE MATERIAL			34,123	0	0	0	0	0	0	0	0	6,481	0	0	0	0
LABEL			0	0	0	0	0	0	0	0	0	10,780	0	0	0	0
MECHANICAL PARTS			60,266	0	0	0	0	0	0	0	0	15,114	0	0	0	0
OTHERS			539,414	0	0	0	0	0	0	0	0	49,715	0	0	0	0
TOTAL SUPPLIERS			**1,455,986**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**130,239**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	2,931	30,657	0	0	30,657
TOTAL	**2,931**	**30,657**			**30,657**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	28,043	293,304	0	0	293,304
TOTAL	**28,043**	**293,304**			**293,304**
NET BALANCE	**(25,112)**	**(262,647)**			**(262,647)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**320,660**	**3,353,784**	**120,705**	**1,262,466**	**4,616,250**
LIABILITIES POSITION	**310,833**	**3,251,004**	**35,064**	**366,743**	**3,617,747**
SHORT TERM LIABILITIES POSITION	7,763	81,194	19,879	207,921	289,115
LONG TERM LIABILITIES POSITION	303,070	3,169,810	15,185	158,822	3,328,632
NET BALANCE	**9,827**	**102,780**	**85,641**	**895,723**	**998,503**

NOTES

THE EXCHANGE RATE IS 10.4590 MEXICAN PESOS PER US DOLLAR

19/02/2003 11:20

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	5,349,709	3,840,695	(1,509,314)	0.92	(13,885)
FEBRUARY	4,706,221	3,142,495	(1,563,726)	0.06	938
MARCH	4,892,702	3,363,647	(1,529,055)	0.51	(7,798)
APRIL	4,825,419	2,801,093	(2,024,326)	0.55	(11,134)
MAY	5,409,473	3,695,632	(1,713,841)	0.20	(3,427)
JUNE	5,475,529	4,531,691	(943,838)	0.49	(4,624)
JULY	5,788,960	5,390,872	(398,088)	0.29	(1,147)
AUGUST	5,927,357	5,306,020	(621,337)	0.38	(2,365)
SEPTEMBER	6,481,990	5,445,358	(1,036,632)	0.60	(6,235)
OCTOBER	6,300,977	5,098,943	(1,202,034)	0.44	(5,298)
NOVEMBER	6,544,889	5,060,247	(1,484,642)	0.81	(12,007)
DECEMBER	8,024,921	4,936,121	(3,088,800)	0.43	(13,432)
ACTUALIZATION:	0	0	0	0.00	(1,924)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	467,868
OTHER	0	0	0	0.00	0
TOTAL					**385,530**

19/02/2003 11:20

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
COCA-COLA FEMSA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CEDRO	BOTTLING AND PRODUCTION	81,542	59
CUAUTITLAN	BOTTLING AND PRODUCTION	195,883	76
REYES	BOTTLING AND PRODUCTION	114,540	45
TOLUCA	BOTTLING AND PRODUCTION	206,029	62
IXTACOMITAN	BOTTLING AND PRODUCTION	82,411	77
OAXACA	BOTTLING AND PRODUCTION	15,062	71
JUCHITAN	BOTTLING AND PRODUCTION	18,188	70
SAN CRISTOBAL	BOTTLING AND PRODUCTION	26,598	61
ALCORTA(BUENOS AIRES,ARG.)	BOTTLING AND PRODUCTION	206,740	56

19/02/2003 11:20

NOTES

THE SABINO'S PLANT CAPACITY IS INCLUDED IN THE CEDRO'S PLANT CAPACITY SINCE JULY.

THE LINE 2 OF SAN CRISTOBAL'S PLANT BEGAN TO OPERATE IN MAY.

THE LINE 4 OF REYES'PLANT BEGAN TO OPERATE IN SEPTEMBER.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SUGAR	PROMESA				
CONCENTRATE	COCA-COLA DE MEXICO				
CONCENTRATE	COCA-COLA DE ARGENTI				
PACKING MATERIAL	FEMSA EMPAQUES				

NOTES

19/02/2003 11:20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFT-DRINKS	597,209	8,130,063	504,655	16,198,490		SPRITE,SPRITE LIGHT DELAWARE PUNCH, CIEL MINERALIZADA, COCA-COLA, FANTA COCA-COLA LIGHT, SENZAO, BEAT,KIN POWERADE, CIEL NESTEA, SIDRAL MICKEY AVENTURAS	FINAL CONSUMER
TOTAL		8,130,063		16,198,490			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
			115,636	1,421,528		SPRITE,SPRITE LIGHT QUATRO. TAI, KIN, SCHWEPPES, HI-C, COCA-COLA FANTA COCA-COLA LIGHT, BLACK FIRE	FINAL CONSUMER
TOTAL				1,421,528			

NOTES

THE VOLUME IS EXPRESED IN THOUSAND OF UNIT CASES (24 BOTTLES OF 8 OZ).

THE MARKET SHARE IS NOT AVAILABLE.

THE FOREIGN SALES ARE FROM OUR SUBSIDIARY IN BUENOS AIRES, ARGENTINA.

19/02/2003 11:20

STOCK EXCHANGE CODI KOF

COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 4 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 625,995,736

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

[X] ARE THE FIGURES FISCALLY AUDITED?

[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2	A-D-L	1,425,000,000.00	09/05/2002	29,673,190.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	3,905,512,566
- DETERMINED INCOME T	1,366,929,398
+ DEDUCTED WORKER'S PROFIT	0
- DETERMINED WORKER'S	131,307,070
- DETERMINED RFE	0
- NON DEDUCTABLES	63,468,852
NFE OF PERIOD :	2,343,807,240

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present vear Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 2,974,657,552

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

STOCK EXCHANGE CODI KOF QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 5,107,746,388

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 1,425,000,000

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2	A-D-L	1,425,000,000.00	09/05/2002	531,349,310.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHARIN	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 — 4,847,626,033

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,425,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODI **KOF** QUARTER: **3** YEAR: **1999**

RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

1/01/1999 11:20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXCAN	SUSCRIPTION	FIXED	VARIABLE
A		10	726,750,000		726,750,000		322,958	
D		10	427,500,000			427,500,000	189,975	
L		10	270,750,000			270,750,000	120,317	
TOTAL			**1,425,000,000**	**0**	**726,750,000**	**698,250,000**	**633,250**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :

1,425,000,000

SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODI KOF
RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

QUARTER: **4** YEAR: **1998**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CODI KOF
RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

QUARTER: **4** YEAR: **2002**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

1/01/1999 11:20

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 19/02/200: 11:20

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA S.A. DE C.V.
DO MICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELE FONO:	50815100
FAX:	52923473
EMAIL:	www.cocacola-femsa.com.mx
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO .D.F.
TELE FONO:	(55)50815100
FAX:	(55)52923473

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY. NL
TELE FONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 19/02/200: 11:20

CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO. D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA:** 19/02/200: 11:20

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NUEVO LEON, NL
TELEFONO: (81)83-28-61-80
FAX: (81)83-28-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MONTERREY N.L. NL
TELEFONO: (81)8328-50-00
FAX: (81)8375-48-99
E-MAIL: dagon@femsa.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74
E-MAIL: afernandeze@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO. D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: rgarcia@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 19/02/200: 11:20

C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO. D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	rgarcia@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA : 19/02/2003 11:20**
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE: TODAS

CARGO : PRESIDENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO : VICEPRESIDENTE(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : NA NA NA NA

CARGO : ADMINISTRADOR(ES)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. CARLOS SALAZAR LOMELIN

CARGO : CONSEJERO(S) HONORARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. EUGENIO GARZA LAGUERA

CARGO : CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. HERBERT ALLEN III

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. JUAN CARLOS BRANIFF HIERRO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

VIGENCIA DEL : 01/01/2001 AL : 31/12/200
NOMBRE : ING. ALFONSO GARZA GARZA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. BARBARA GARZA GONDA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. RICARDO GUAJARDO TOUCHE

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR. STEVEN J.HEYER

BOLSA MEXICANA DE VALORES, S.A. DE
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA : 19/02/2003 11:20**
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. ALFREDO MARTINEZ URDAL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. CHARLES MC TIER

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. EDUARDO PADILLA SILVA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. FEDERICO REYES GARCIA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC ALEXIS ROVZAR DE LA TORRE

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. CARLOS SALAZAR LOMELIN

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. DANIEL SERVITJE MONTULL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. JEFFREY T.DUNN

CARGO : CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING GUILLERMO CHAVEZ ECKSTEIN

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. GERARDO ESTRADA ATTOLINI

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. GARY FAYARD

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING FRANCISCO JAVIER FERNANDEZ CARVAJAL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. MARIANA GARZA GONDA

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING RICARDO GONZALEZ SADA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. ALFREDO LIVAS CANTU

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. FERNANDO PARDO RAMIREZ

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC PATRICIA POWEL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR DAVID TAGGART

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date:February 25, 2003

By:______________________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer